ETHZilla Corporation

2875 South Ocean Blvd, Suite 200

Palm Beach, FL 33480

December 23, 2025

Division of Corporation Finance	VIA EDGAR

U.S. Securities and Exchange Commission

Washington D.C. 20549

Re:	ETHZilla Corporation
Form S-3 Registration Statement
File No. 333-292259

Acceleration Request

Request Date: December 30, 2025

Request Time: 4:30 p.m. Eastern Time (or as soon thereafter as practicable)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ETHZilla Corporation (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-captioned Registration Statement (the “Registration Statement”) to become effective at 4:30 p.m. Eastern Time, Tuesday, December 30, 2025, or as soon thereafter as practicable.

Please contact Mr. David M. Loev of The Loev Law Firm, PC at (832) 930-6432, with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ McAndrew Rudisill

McAndrew Rudisill

Chief Executive Officer